J Sainsbury plc

RECEIVED

2008 MAR 31 P 5:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

[redacted]

08001571

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 26 March 2008

SUPPL

Dear Sir

J Sainsbury Announces: New Property Joint Venture/Trading Statement.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 26 March 2008.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
APR 03 2008
THOMSON FINANCIAL

dw 4/1

26 March 2008

Sainsbury's forms £1.2 billion property joint venture with British Land

- **£273 million investment to create a 50:50 Joint Venture with British Land (1)**
- **Securitised Joint Venture owns 39 retail sites with a value of £1.2 billion (2)**
- **Transaction unlocks significant development potential and value creation**

Sainsbury's today announces an investment of £273 million to create a 50:50 Joint Venture ('JV') with British Land (1). This securitised property JV holds 39 stores, including many of Sainsbury's most important stores (2), with a valuation of £1.2 billion, representing a net equivalent yield of 5.1 per cent. British Land's existing £722 million of outstanding securitised third party debt, at a fixed interest rate of 4.96 per cent and average life of 12 years, will be retained by the joint venture (3).

Creation of this JV unlocks the opportunity to significantly develop these stores and deliver an improved customer offer. The JV will seek to maximise the full potential of these development opportunities, including extending up to 25 sites by an estimated 500,000 sq. ft. of net selling area (4). Sainsbury's will benefit from both the enhanced trading performance of the extensions as well as retaining a share of the increased property value.

This transaction is in line with Sainsbury's active property management strategy of increasing its control over key trading assets with significant development potential whilst disposing of fully developed mature assets. The initial term of the joint venture is 10 years and after this term Sainsbury's retains an equal degree of control over the ongoing ownership of the properties.

The investment will initially be funded from cash and existing facilities available to Sainsbury's. Over the medium term the transaction will be funded by the continuing sale of Sainsbury's mature assets. The transaction will be earnings neutral in the current financial year (5) and the additional trading and property value will be accretive to earnings in future years.

Justin King, chief executive, said: "This venture is an excellent opportunity for Sainsbury's to increase our interest in the future extension and development of many of our most important stores. This will enable us to enhance the customer offer, increasing both the trading and property value of these assets. This transaction sits within Sainsbury's strategy to actively develop the property estate and we are delighted to be working alongside British Land to deliver these development opportunities."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Notes

(1) Total investment of £273 million including transaction costs and fees. The JV has an initial life of 10 years and the net asset value for the JV is £544 million.
(2) The JV owns 38 Sainsbury's stores and one Waitrose store. The total net selling area of the 38 Sainsbury's stores is 1,359,000 sq. ft., accounting for 8.1 per cent of total supermarket estate as at 6 October 2007.
(3) The JV is securitised with long-term debt fixed at 4.96 per cent. Debt repayment is fully amortised by 2025.
(4) Subject to planning consent and regulations.
(5) The JV is earnings neutral for J Sainsbury plc in the 2008/09 financial year, as the cost of interest in relation to the investment is offset by its share of the JV rental income.
(6) The creation of this JV will be disclosed as a non-adjusting post balance sheet in the J Sainsbury plc financial statements for the 52 weeks ended 22 March 2008. The Joint Venture will be equity accounted from 25 March 2008.
(7) This JV is the second significant Sainsbury's property JV. The Harvest JV with Land Securities was established in November 2007.
(8) As at 24 March 2007, Sainsbury's owned 286 freehold and long leasehold supermarkets, representing 62% of the supermarket estate net selling area.

26 March 2008

Fourth Quarter Trading Statement for 12 weeks to 22 March 2008
Good sales growth and three-year targets achieved

Highlights

- **Total sales for fourth quarter up 6.7 per cent (5.1 per cent excluding fuel)**
- **Like-for-like sales for fourth quarter up 6.0 per cent (4.1 per cent excluding fuel)** (1)
- **13 consecutive quarters of like-for-like sales growth**
- **Sales targets achieved: £2.7bn of sales growth delivered against £2.5bn target**

Justin King, chief executive, said: "We've delivered another good performance in the final quarter of the year with like-for-like sales, excluding fuel, up 4.1 per cent. Full year like-for-like sales, excluding fuel, grew by 3.9 per cent continuing our momentum of sales growth over three years. As announced in January 2008, we achieved our Making Sainsbury's Great Again (MSGA) sales growth target early in this quarter, three months ahead of plan. We've continued to grow and have now delivered £2.7 billion of sales growth since March 2005. This is an outstanding success and I would like to thank and congratulate all 150,000 Sainsbury's colleagues for the part they played in achieving this.

"The fourth quarter contained a number of seasonal events as well as our own initiatives and we were pleased with our operational performance which helped us deliver good growth during these periods. We again delivered strong customer service and product availability as a result of the improvements we've made to our operation over the past three years.

"We are passionate about the quality and value of our food and provide a broad offer to over 16.5 million customers a week, whatever their household budget. Consumers are facing real increases in their cost of living. Today we have launched our 'Feed your family for a fiver' campaign which provides customers with a range of healthy, fresh and tasty meal ideas for four people for £5 or under. During the quarter we supported the Fairtrade fortnight with specific promotions in all of our stores. Our range of Fairtrade products continues to grow, and we've more than doubled our Fairtrade sales over the last 12 months.

"We also continue to play a very active role in the communities in which we operate. In February we launched our fourth Sainsbury's Active Kids programme, where vouchers are collected against spend in store and then exchanged for an increasingly wide range of rewards, such as donating sports equipment to schools in developing countries. Since 2005 we have donated £52 million of sports and cooking equipment to schools, nurseries, scout and guide groups. We were also proud to sponsor the Sainsbury's Sport Relief Mile on March 16 as part of our longstanding relationship with Comic Relief. Our colleagues and customers helped us contribute over £1.5 million to this charity.

"We continue to see strong growth from non-food sales following the investment we've made in developing the range, establishing the supporting infrastructure and increasing the space dedicated to this part of our offer. Going forward, non-food has significant growth potential as we continue to implement our plans.

"During the quarter we opened a new store in Alnwick, extended our store at Bradford on Avon and refurbished a further 13 supermarkets. Within the convenience estate we opened eight new stores. We have identified 36 former Bells and Jackson's stores unsuitable for conversion to the Sainsbury's fascia and a sale process has commenced. This is expected to be completed early in 2008/09.

"Today we have also announced the investment of £273 million to create a £1.2 billion property Joint Venture ('JV') with British Land. This allows Sainsbury's shareholders to share in the significant value creation arising from the development opportunities across 38 Sainsbury's stores owned by the JV. (2)

"The achievements we've made during our MSGA plan are significant and I am delighted with our progress. The market remains competitive but, as we enter our fourth year of growth, the improvements we have made to date position us well to meet the demands of what continues to be a challenging environment."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127